Consent of Independent Registered Public Accounting Firm

We consent to the reference to our Firm under the caption "Interests of Experts" in the Annual Information Form of Galiano Gold Inc. for the year ended December 31, 2023, which is included in this Annual Report on Form 40-F.  We also consent to the incorporation by reference in the Registration Statement on Form F-10 (No. 333-268945), and to the use in this Annual Report on Form 40-F, of our report dated February 16, 2024, with respect to the consolidated statement of financial position as of December 31, 2023 and the consolidated statements of operations and comprehensive income, changes in equity and cash flow for the year then ended.

/s/ Ernst & Young LLP

Vancouver, Canada

March 26, 2024